

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2011

Via E-mail
Mr. Michael L. Griffin
Chief Financial Officer
University General Health System, Inc.
7501 Fannin Street
Houston, Texas   77054

Re: **University General Health System, Inc.**
        Form 10-K for the Year Ended December 31, 2010
        Filed May 9, 2011
        Form 10-Q/A for the Quarterly Period Ended March 31, 2011
        Filed August 15, 2011
        Form 10-Q for the Quarterly Period Ended June 30, 2011
        Filed August 15, 2011
        File No. 000-54064

Dear Mr. Griffin:

        We have reviewed your October 4, 2011 response to our September 6, 2011 letter and have the following comment.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

        After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the Quarterly Period Ended June 30, 2011
Consolidated Statements of Operations (Unaudited)
Note 12 – Equity
Common Stock Offerings, page 25

   1.   We acknowledge your response to comment 18 and do not necessarily agree that contemporaneous transactions in which related parties participate are representative of fair value. Please address the following additional comments:
       •   Tell us the names of the related parties who acquired 11.4% of the partnership units issued on February 15, 2011 and their relationship to you.
       •   Tell us the names of the significant third party investors in the February 15, 2011 placement of partnership interests and tell us how these new investors were identified.

- Tell us who led the negotiations for determining the price of the February 15, 2011 partnership interest placement.
- Explain to us why the presumed issuance of partnership interests at fair value on February 15, 2011 results in dilution on February 28, 2011. In this regard, it appears that no dilution in enterprise value would result from the sale of equity interests at fair value.
- Tell us whether you performed any contemporary or retrospective valuations of the enterprise value of the UGH Partnerships on either February 15, 2011 or February 28, 2011. If not please explain to us why not in light of the imminent Merger resulting in the UGH Partnerships becoming a public reporting company.
- Please explain to us your process for completing the Merger transaction with SeaBridge. In your response provide us specific dates and, at a minimum, tell us:
  o when you contemplated becoming a public reporting company;
  o whether and, if so, when you considered a public offering of securities under the Securities Act or a registration under the Exchange Act;
  o whether you considered being acquired by another company and relinquishing control of your operations;
  o when and why you decided to pursue a reverse merger with an existing public reporting company;
  o whether you contacted or negotiated with any other existing public company as a reverse merger candidate;
  o when you first contacted SeaBridge;
  o when you began negotiations with SeaBridge; and
  o when you came to basic terms with SeaBridge.
- Although you represent there is no direct relationship between the per share trading price of SeaBridge and the pre-Merger per unit value of your partnership interests, the underlying issue relates to changes in enterprise value. On the surface, it does not appear reasonable that merely becoming a public reporting company results in a 900% increase in your enterprise value in four weeks exhibited by the effective per share value you attribute to the UGH Partnerships on February 28, 2011 of $0.09 increasing to the $0.81 closing market price on the March 28, 2011 Merger date. As the SeaBridge freight business was disposed in the Merger transaction, the closing market price on March 28, 20111 represents the value of your health care businesses. Please explain to us this increase in value by telling us what fundamentally changed in your business between these dates.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant